

May 6, 2010

By U.S. Mail and facsimile (202) 362-2902

Mr. Michael R. Kallet
President and Chief Executive Officer
Oneida Financial Corp.
182 Main Street
Oneida, New York 13421

> **Re: Oneida Financial Corp.**
> **Pre-effective Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-165458**
> **<u>Filed April 28, 2010</u>**

Dear Mr. Kallet:

We have reviewed your registration statement and your response letter dated April 28, 2010 to our letter dated April 8, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Pre-effective Amendment No. 1 to Registration Statement on Form S-1 filed April 28, 2010</u>
<u>General</u>

1. Please note the updating requirements pursuant to Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountants in your next amended filing.

Market for the Common Stock, page 40

2. Please include the information that Item 201(a) & (c) of Regulation S-K requires for your first quarter of 2010.

Exchange Offer Proxy Statement/Prospectus
What are the Reasons for the Conversion and Related Offering, page 2

3. We note your response to comment 20 of our letter dated April 8, 2010. However, it does not appear that you have made any changes to your proxy/statement prospectus as a result of this comment. Please revise this Q/A as previously requested and in addition, incorporate the changes you have made to the "Reasons for Conversion" sections of your prospectus into this Q/A as well.

Financial Statements
Note 2. Investment Securities and Mortgage-Backed Securities, page F-18

4. We note your revisions to your amended filing and your response to comments 17 and 18 of our letter dated April 8, 2010. Your table on page F-23 indicates that you hold two classes, C-1 and D-1, of Preferred Term XXVI securities. We note you have not realized any loss on the C-1 class, but have realized a 100% loss on the D-1 class. ASC 320-10-50-6b requires you to disclose sufficient information to allow financial statement users to understand the quantitative disclosures and the information considered in reaching the conclusion that an impairment is not other than temporary. Therefore, please tell us and amend your filing to disclose the key difference(s) in assumptions related to the expected cash flows of these classes which resulted in no other-than-temporary impairment being recognized on the C-1 class.

5. Similarly, for the two classes, B-2 and B-3, of Preferred Term XV securities, please tell us and revise your filing to explain the reasons for the B-2 class to have greater realized losses and unrealized losses than the B-3 class despite the fact that it is a higher tranche. Also, please tell us why these two classes have the same excess subordination defaults as a percentage of performing collateral ratio as of December 31, 2009 as we would expect these ratios to be different.

6. In the last paragraph on page F-24 we note your disclosure that you review each issuer individually for projected future deferrals and defaults. However, your assumption table on the same page shows that you project additional defaults of 1% for Q1 2010 and 0.50% thereafter for all of your trust preferred securities in using the OTTI model. Please tell us and revise your filing to comprehensively bridge the gap between the two disclosures related to projected defaults used in your OTTI evaluation model.

7. We also note actual deferrals and defaults as a percentage of original collateral and as a percentage of performing collateral disclosed in your table on page F-23 appear to be, in some cases, exactly the same. However, your assumption table on page F-24 shows that you project additional defaults of 1% for Q1 2010 and 0.50% thereafter. Therefore, it seems that expected deferrals and defaults would be higher than, and not equal to, actual. Please tell us and revise your filing to comprehensively bridge the gap between your tabular disclosures. In doing so, explain why these percentages would be the same when the denominators are different (original collateral vs. performing collateral).

8. You also disclose on page F-24 that due to the general weakness of the financial sector and the regulatory requirements to maintain and increase the capitalization of U.S. banks, the Company concluded that issuers were unlikely to prepay their outstanding debt obligation and thereby reduce their individual capital ratios, resulting in a prepayment assumption of 0%. Please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Spitz at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Robert Lipsher, Esq.
         Luse Gorman Pomerenk & Schick, P.C.
         5335 Wisconsin Avenue, NW, Suite 780
         Washington, DC 20015